EXHIBIT (C)(1)
                                                             --------------

                                                             April 14, 2000

Joe Hardesty
Bank of America Business Credit
6060 Poplar Avenue - Suite 400
Memphis, Tennessee  38119


                                 APPRAISAL
                                 ---------

As requested, an inspection and appraisal of the specific assets of KLLM TRANSPORT SERVICES has been conducted by MB Valuation Services, Inc. We assume that all items listed are owned by and belong to KLLM TRANSPORT SERVICES, although no investigation has been made to verify that ownership. The purpose of this appraisal is to arrive at a conclusion of ORDERLY LIQUIDATION VALUE for these items as of the effective date of inspection; we do not intimate that there could not be any fluctuation of the values in the future. The fee for this report is for our expressed opinion at the time of inspection, with no warranties or guarantees of the outcome if values are tested at any future date.

This appraisal sets forth our findings and conclusions which are based upon an investigation of conditions affecting value and which are subject to the Assumptions and Statement of Limiting Conditions and Definition contained in the following report. Without reading the Assumptions and Statement of Limiting Conditions and Definition, the report could be erroneously interpreted.

This appraisal is in compliance  with the Uniform Standards of Professional
Appraisal Practices (USPAP) as of  January  1,  2000.   This  is  a Summary
Appraisal Report.

Thank you for the opportunity to be of service in this matter. If you have any questions regarding the method of appraisal, the value concept, or the indicated values, contact our corporate office in Dallas, Texas.

Respectfully submitted,
MB VALUATION SERVICES, INC.



Robert L. Barber
Appraiser

RLB/jr

                             TABLE OF CONTENTS


R E C A P I T U L A T I O N .........................................  1

GENERAL COMMENTS, ASSUMPTIONS AND

STATEMENT OF LIMITING CONDITIONS ....................................   2

GENERAL INFORMATION - DEFINITIONS ...................................   7

PURPOSE OF APPRAISAL: ...............................................   7

USE AND INTERPRETATION ..............................................  14

CONDITION CODES......................................................  16

RESEARCH DATA SOURCES 18

PERSONAL PROPERTY LISTING:
          Code Directory.............................................  18
          Asset Directory............................................  19
          Computer Recap............................................. 512

CERTIFICATE OF APPRAISER............................................. 514

QUALIFICATIONS:...................................................... 515

                         ORDERLY LIQUIDATION VALUE

        -----------------------------------------------------------


                        R E C A P I T U L A T I O N


                          KLLM TRANSPORT SERVICES

                           JACKSON, MISSISSIPPI
                            BASTROP, LOUISIANA

                              MARCH 30, 2000


        -----------------------------------------------------------


     KLLM......................................................$ 62,978,500

     VERNON SAWYER.............................................  22,223,200



                             TOTAL FOR REPORT

                      * * * $ 85,201,700. 0 0 * * *


                           (EIGHTY-FIVE MILLION,
                         TWO HUNDRED ONE THOUSAND,
                          SEVEN HUNDRED DOLLARS)



NOTE: IF THIS BUSINESS OR ANY EQUIPMENT IS LATER SOLD, CONTACT YOUR APPRAISER FOR RECOMMENDATIONS OR GENERAL MARKET INFORMATION.

                     GENERAL COMMENTS, ASSUMPTIONS AND
                     STATEMENT OF LIMITING CONDITIONS


In  many  instances,  these  statements   include   general   comments  for
understanding the study.

All facts and data set forth in this report are true and correct to the best of your appraiser's knowledge and belief.

All information furnished by company personnel and others, including such things as capacities and production rates of equipment, upon which all or portions of this report are based, is believed to be reliable, but has not been verified in all cases. No warranties are given as to the accuracy of such information nor does the appraiser (or MB) report to be a technical expert on any assets as our expertise is confined to valuation.

Personal inspection of specific assets has been made.

The fee for this appraisal report is not contingent upon the values reported. There have not been any guarantees associated with this fee and no liability can be intimated or assumed in any manner.

As this report has been purchased by the addressee, we assume it is to be used only by the addressee in determination of a value opinion as of the effective date. Use of this report by others should be done so with the understanding that no guarantees have been made by MB VALUATION SERVICES, INC. or the appraiser to the owner of the report nor purchased through the fee paid to the appraiser.

The physical condition of the property described herein was based upon visual inspection by the appraiser. No responsibility is assumed for latent defects of ANY nature whatsoever which may affect its value, nor for any expertise required to disclose such conditions.

No consideration has been given to liens or encumbrances which may be against the property.

No investigation of legal  fee  or  title to the property has been made and
the claim to the property has been assumed  to  be  valid.   Title  to  the
subject property is assumed to be good and marketable.

Neither the appraiser nor any officer or employee of MB VALUATION SERVICES, INC. has any financial interest in the property appraised.

Neither MB nor the signatories should be required to give testimony or attend court or be at any governmental hearing with references to the said property unless prior arrangements have been made. However, MB is willing to do so for standard testimony fee and expense rates subject only to scheduling conflicts and/or a litigation subject that is outside the function and purpose of the report which, in the opinion of MB, would be misleading or confusing.

This appraisal is based upon ORDERLY LIQUIDATION VALUE as defined in the Definition section of this report.

All equipment has been considered free and clear of any landlords holds through lease agreements, and all items are listed assuming the removal of same without any restrictions.

No additional values or appraisals have been made regarding such intangibles as patents, rights to manufacture, trademarks, goodwill, going concern, product line, customer lists, etc. The values made a pat of this report are for the items listed only and are subject to the Definition of the report itself.

An appraisal is an estimate of value. When the amount is considered a reasonable and proper value under the concept of a definition, then it is applied. For this reason the value is, in many cases, a rounded number. As stated in ENGINEERING VALUATION AND DEPRECIATION, a textbook published by Iowa State University Press of Ames, Iowa, "all values are of the nature of forecast of events and are subject to the uncertainties of all prophecies."

This appraiser reserves the right to recall all copies of this report to correct any omission or error.

The valuation concept used in this report is one accepted by the client. Concept PROBABILITY and/or feasibility is beyond the scope of the appraisal. The user of the report is to determine the probability of occurrence. The appraisal is purchased in order to allow an opinion of value under an assumed set of circumstances, as mutually agreed upon by the client and MB VALUATION SERVICES, INC. The concept is considered reasonable for its intended use as a POSSIBLE value to be received or the project would have been declined.

The valuation study has been made by MB VALUATION SERVICES, INC. and will be held confidential. It has been prepared by an experienced appraiser and is based on information, where possible, from contractors, manufacturers, sales comparables, dealers, etc. The analysis and final conclusion is arrived at from many years of experience in the sale and appraisal of industrial properties. The final form for this report is made possible by omitting many details used in estimating, yet not considered essential to the report. Due to the complexities and variables required on the MANY items of fixed assets, itemized values become the guideline for justification rather than individual summaries for each conclusion. The total opinion of value for all assets is based upon values applied for itemized assets of the company. A separate value "out of context" may not be applicable for any other purpose and must not be used with or compared to any other appraisal. However, most personal property reports under the strictest interpretation of Standard 8 of USPAP as of January 1, 2000, would be styled as a "word of art", A SUMMARY APPRAISAL REPORT.

Neither all nor any part of the contents of this report (especially any conclusions a to value, the identity of the appraisers, or the firm with which they are connected) shall be disseminated to the public through advertising media, news media, sales media, or any other public means of communication without prior written consent and approval of MB.

For all areas of this study, the assigned values represent the amount a reputable and qualified appraiser, unaffected by personal interest, bias or prejudice, would recommend to a prospective purchaser as a proper price or cost within the value concept and in light of prevailing conditions.

Items indicated in location codes as made a part of this report are as observed on the effective date of the study. Codes should be considered only a guide and not as an accurate indicator of where equipment may be in the future. In addition, this additional feature made a part of this study is accomplished in order to aid the reader in locating items inspected when comparing the study and/or values as they relate to the total of the completed report. In providing this, MB VALUATION SERVICES, INC. does not wish this extra effort to carry with it any liabilities arising from same as it relates to the past, present or if applied some time in the future. Although the coded areas are believed accurate for use in location, recapitulation or graphics analysis, there are always changes, alterations, and unresolved input that could require correction. As a best effort, the coding is believed correct as related to data input and the descriptive assignment.

NO RESPONSIBILITY IS TAKEN FOR CHANGES IN MARKET CONDITIONS AND NO OBLIGATION IS ASSUMED TO REVISE THIS REPORT WITHOUT ADEQUATE COMPENSATION, TIME, AND PROCEDURAL REQUIREMENTS THAT ALLOW DUE DILIGENCE TO REFLECT EVENTS OR CONDITIONS WHICH OCCUR SUBSEQUENT TO THE DATE HEREOF.

Description of items made a part of this report is believed correct to the best ability of the appraiser. Any errors or omissions in these descriptions were unintentional and should not affect the value assignment. Descriptions are made with the attempt of allowing reasonable identification although they may not allow specific item identification, in all cases, unless company number tagging is utilized.

In many cases, an appraiser may indicate that certain equipment was "observed in operation". This qualification is applicable only to specific pieces of equipment and should not be construed as an implication that other equipment was not operable or capable of operation at the time of inspection. This note could become extremely important as a condition comparative in the future but is considered more of note "in passing" at the time of the on-site listing. However, if it is stated "not observed in operation" it would be an indication that the equipment is not installed or wired for operation or that the equipment obviously has not been in use for some time; it would not necessarily mean the equipment was not capable of operation.

This  appraisal  has been prepared in conformity  with  the  Principles  of
Appraisal  Practice   and  Code  of  Ethics  of  the  American  Society  of
Appraisers.

In this report, codes are not used either for appearance or actual condition, it is understood that the description would suffice the purposes of the appraiser arriving at a conclusion of value and that the equipment, in appearance, would be in average condition. It is understood, for purposes of an appraisal report, actual condition of that other than the obvious, may be an unknown factor for all of the many items listed. It is not practical, nor feasible to operate each and every machine, nor have it demonstrated for tolerance accuracy, mechanical operating functions, proper computer interface and/or gauge measurements due to the various limitations. Appraisers are oriented to value and must rely on a certain amount of information by company personnel as it related to condition and/or observations. Company personnel cannot be available for ALL appraisers while listing ALL items within a facility. It is for this reason that the M&E appraiser typically relies on the appearance codes although when proper information is available, adjustments may be made based upon indicated condition by company personnel under an appropriate value concept. The condition coding is used for internal communication and interpretation rather than as an indication to the users of actual condition. It is advisable, if actual condition of equipment is required, to consult with those parties that are independent and qualified to offer such technical advise.

Photographs, if included in this report, are taken at random and may or may not include all of those developed. Some photographs may be of poor quality and/or insignificant to the study. Some photographs are used for recall in correlation work. The selected photographs, if used, are an additional effort when included in the formal report and unless otherwise noted, there is no requested criteria for those selected by the MB production department. The lack of photographs, for whatever reason, should not create any liability for MB.

SIGNIFICANT CONTRIBUTION:
-------------------------

     It is possible that one or more senior appraisers of our firm assisted in the process of preparing or reviewing this appraisal. Our research department gathers additional market information from our sales data base and/or by making appropriate market inquiries. The on-site senior appraiser was responsible for personally inspecting the assets, describing them and making initial estimates of value. He/she also gathered pertinent information about the assets from the subject company's personnel and company records. The on-site senior appraiser is responsible for the final correlation work conducted unless there is more than one signature. A senior appraiser will have reviewed all of the information. MB Valuation Services, Inc. considers that the appraiser(s) making the final decision on value is the individual(s) contributing in a significant way under the interpretation of the standards made a part of the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP). If on the other hand, special consultants or outside expertise are required, and he/she contributes in a significant way to the correlation of this report, this would be noted.

Some equipment, due to location and/or quantity, may have differing values assigned with the consideration that even though similar, condition could be better or worse than other identical pieces. The concept of value causes these adjustment to be made. Location requirements can cause differences in removal or installation.

This  appraisal  is  based  upon  the  premise  and  assumption  that there is full compliance with all applicable federal, state and local Environmental Protection Agency hazardous waste regulations and laws. Not study, inspection or observation of any kind or nature has been made, nor is any consideration given to the possible presence of hazardous or toxic waste on the property appraised unless it has been specifically pointed out by the company or through a supplied report. The value then reports only to the potential effect on value of the item and not other associated costs (i.e., clean up, etc.). This would include any toxic construction material, asbestos, waste or product from any manufacturing process, polychlorinated biphenyls, or any other substance or material which is regulated by law or poses a hazard to health or the environment generally. As the environmental area is beyond the expertise of an appraiser, you are advised to obtain an expert in environmental hazards or emissions.

When and if applicable, the indicated value in this report gives no consideration to any loss in value that may be attributed to the type of refrigerant charge utilized in any of the subject's equipment including air conditioning and/or refrigeration equipment. The user of this report is hereby informed that the use of restricted CFC's may, in the future, greatly affect the usefulness and value of equipment that contains any of the EPA-restricted refrigerant gases.

During the site visit, we requested identification of any property which may be on site but not owned, leased or rented. Our best effort was made to identify this equipment and relied on information provided by the company.

Highest and best use is defined as the reasonably probable and legal use of personal property, which is physically possible, appropriately supported, financially feasible, and results in the highest value in the appropriate marketplace, consistent with the purpose of the appraisal. As generally understood, the highest and best use of the subject equipment is that for which it was designed by the manufacturer.

Although a small sampling of vehicles was observed, the values shown in the report are primarily based on information obtained from Excel spreadsheets provided by principals. Descriptions are those contained on the excel disk, and it is assumed that all assets included in this study are as described and MB Valuation Services, Inc. cannot be held responsible for any discrepancies which may be found in the information provided.

To the best of our knowledge, no leased assets are considered in the total value, although they may be listed.

Other limitations, if any, are clearly defined and individually set out at that point relating to the subject.

                             PERSONAL PROPERTY
                    GENERAL INFORMATION AND DEFINITION
                        FAIR MARKET VALUE APPRAISAL


PURPOSE OF APPRAISAL:
---------------------

The purpose of this appraisal is to estimate the ORDERLY LIQUIDATION VALUE of the subject's personal property. In estimating this value, it has been necessary to make a physical inspection and listing of the property contained in this report. The results are reported in this study. The property interest (rights) appraised is that of ownership in fee simple, and the subject's assets are appraised as if free and clear, without liens or encumbrances (unless otherwise noted).

FUNCTION OF APPRAISAL:
----------------------

The function of this report is to serve as a value guideline for financing purposes of the subject property. The effective date of valuation is March 30, 2000, which was the date of inspection of the subject property.

There are proper uses for various appraisal concepts. However, a particular individual, company or organization may determine that the concept fits a particular need and, therefore, use it in a way that would be typically improper. As the American Society of Appraisers has standard definitions for concepts, each concept, as specifically defined, indicates a conclusion of value that would be the same as performed by this company regardless of the client or its use. It is up to the user to determine if the concept is proper for its purpose, as it is clearly defined and should be understood. Prudent users are not prohibited from investigating value concepts to determine their typical and known common uses. They are also not prohibited after their investigations to choose to adapt any concept to their purpose as they consider reasonable by their standards. The appraisal is performed at the behest of a client based upon a requested concept of value. In many cases, MB Valuation Services, Inc. must perform one or more concepts whose uses may vary. Therefore, the function of this study is the use of the report with the knowledge of the defined concept of value. The reader and/or user is advised to contact the appraiser with ANY questions regarding value, typical uses, or intended uses.

SCOPE OF APPRAISAL:
-------------------

Sample inspection was done on March 30, 2000 for the purpose of arriving at Orderly Liquidation Value of the list of assets.

INFORMATION ANALYZED:
---------------------

See "Purpose and Method of Appraised" and Research Data Sources.

HIGHEST AND BEST USE:
---------------------

The equipment was being used for the purpose as designed unless otherwise indicated. The only alternative use, other than that as designed, was salvage or scrap. It is the appraiser's opinion that the equipment was being utilized for the purpose as designed and, therefore, at its highest and best use unless otherwise stated. Therefore, highest and best use has been considered in the valuation of all property listed in the report and is defined as: "The reasonably probable and legal use of personal property that is physically possible, appropriately supported and financially feasible, and results in the highest value in the appropriate marketplace." The appropriate marketplace must be consistent with the concept of value.

ORDERLY LIQUIDATION VALUE CONCEPT:
----------------------------------

     "The estimated amount expressed in terms of money which could be typically realized from a sale, given a reasonable period of time to find a purchaser(s), the seller being compelled to sell on an as is-where is basis."

This concept assumes "Forced Sale" with only a limited time for market exposure and has no "willing seller" assumptions. It also takes into consideration the physical condition, quality, difficulty and cost of removal, and overall psychological appeal of the assets.

This value concept is one requested by the client and should not be considered as a recommendation by the appraiser. The concept is considered fair and reasonable under the assumptions made but could have some risks due to changing conditions and the assumed resale of ALL assets. The overall indicator is the appraiser's opinion of the result of an orderly liquidation based upon averaging. It should not be used as a starting selling point. Fair Market Value is considered to be the proper value to use for pricing.

NOTE: It should be understood that any removal concept does not consider product lines or their marketability unless otherwise specified to be included. It is for this reason that product line is not a part of this study nor are special tooling, jigs, fixtures and devices considered other than for parts or adaptable use.

CLIENT:        Bank of American Business Credit
-------

SUBJECT:       KLLM TRANSPORT SERVICES
--------

USER(S):       Bank of America Business Credit
--------

PROPERTY:      Rolling Stock
---------

PROPERTY CHARACTERISTICS:
-------------------------

     (1)  Physical:  Age Life or Observed Condition
     (2)  Functional:  Contained in market of comparison to replacement
     (3)  Economic:  Industry and/or market derived


INTEREST APPRAISED: Fee Simple
-------------------

                         ORDERLY LIQUIDATION VALUE
                     PURPOSE AND METHODS OF APPRAISAL


IT IS STANDARD FOR MB VALUATION SERVICES, INC. REPORTS TO BE EXTREMELY DETAILED UNLESS OTHERWISE REQUESTED. FOR THIS REASON, THERE MAY BE SOME ITEMS LISTED WHICH ARE CONSIDERED NOMINAL OR INSIGNIFICANT TO THE READER. HOWEVER, WHEN THE DICTATION METHOD IS EMPLOYED, IT IS FASTER, WITH CERTAIN EXCEPTIONS, TO LIST THESE ITEMS INDIVIDUALLY THAN TO COUNT THEM AND HAVE ONE ENTRY. ALTHOUGH THE FILE MAY CONTAIN MORE DETAIL THAN REQUIRED, IT IS POSSIBLE TO REQUEST THIS SAME STUDY WITH LIMITS FOR VALUE AND/OR DESCRIPTION. WHEN THE DATA IS USED FOR ASSET CONTROL, THERE IS USUALLY AN APPRECIATION FOR THE DETAIL BY THE MAJORITY OF CLIENTS, ALTHOUGH EACH USER MAY HAVE A DIFFERENT REQUIREMENT FROM OTHERS. AS THESE REQUIREMENTS CANNOT BE ANTICIPATED, UNLESS OTHERWISE SPECIFIED, THE FULL DETAIL IS USUALLY SUPPLIED. THE SUBJECT REPORT AFTER USPAP 2000 IS CONSIDERED A SUMMARY REPORT.

The purpose of this appraisal is to estimate the ORDERLY LIQUIDATION VALUE of the subject machinery and equipment in terms of United States Dollars.

In estimating this value, the Appraisers has considered the following approaches in arriving at indicators of value.

     COST APPROACH - An estimate of the present replacement cost of the machinery and equipment less accrued depreciation. Depreciation includes loss in value due to physical deterioration as well as functional and economic obsolescence. Functional obsolescence is the decreased capacity of the item to perform the function for which it is intended in terms of current standards and specifications. Functional obsolescence may stem either from a deficiency within the item such as poor design or outmoded style or may result from superadequacy or overdesign. Economic obsolescence represents a loss in value from factors outside the item appraised, such as a depressed market for the end product manufactured by the item of machinery or equipment. These factors generally are characterized as "negative external forces" which have an impact upon the item appraised. The Cost Approach is utilized primarily as a secondary value indicator since it often fails to qualify the inherent loss in value under liquidation conditions. Comparisons are sometimes made to cost when comparable sales are not found under the appraisal concept.

     MARKET COMPARISON APPROACH - Comparison with similar items that have sold or are currently offered for sale in the marketplace. By comparing the items appraised with similar items which have recently sold or are currently offered for sale, an estimate can be made of the Orderly Liquidation Value. Within these comparable items there may be pertinent factors of comparison which include capacity, age, location, and date of sale, when applicable. These items may be considered in arriving at an adjusted value for each subject item appraised.

     Marketability of each item of machinery and equipment is also a determinant of value. Marketability, as a measure of demand, is approximated through recent sales under liquidation conditions of comparable items of machinery and equipment. Where actual sales are not available, relationships are often established based upon used equipment prices for comparable items with subsequent adjustments for orderly liquidation conditions. (See Cost Approach).

     DIRECT SALES COMPARISON of like items of machinery and equipment (where possible) under liquidation conditions is the preferable and most accepted approach in determining Orderly Liquidation Value.


     INCOME APPROACH not typically applied under the Orderly Liquidation Concept. After consideration, a decision is made as to whether the income approach could be appropriate. If it is used, it is made a separate section to the study where it is thoroughly explained.

The assignment for any Liquidation Concept appraisal does not necessarily indicate the scenario as a proper method of disposal if market testing should be required at a future date. These value concepts and their inherent assumptions are requested for various uses or guidelines by the addressee shown on the letter of transmittal. The assumed set of circumstances may not allow the concept to be recommended when and if a liquidation should be required.

In certain instances, as in the case of custom machinery and equipment, a market analysis may be undertaken to ascertain current demand/marketability and subsequent assignment value. Market analysis may also be undertaken if functional or economic obsolescence is a key factor in a major machine tool or piece of equipment. A justment call may be required with no comparable backup. That value assignment could be formed by an experienced appraiser having acquired value orientation from years of observations under liquidation concepts. SPECIAL or custom equipment, in most cases, is appraised in this manner.

Certain categories of machinery and equipment are subject to routine loss in value as a result of usage (physical deterioration). In other instances, functional obsolescence is determined through a comparison with other items that may have a more efficient and cost effective operation.

Note that the summary value indicated in this report represents an "aggregate" value based upon all items noted herein. For this reason, isolation of any single element as a sole basis of comparison may be inaccurate, and subsequent isolation of any single item appraised, or group of items appraised, could result in a variance from the values reported. The Forced Sale requires not only the judgment and ability of the appraiser to evaluate a specific piece of equipment, but also the experience to anticipate what could happen under a given set of circumstances based upon actual sales (held under forced sale conditions) of like or similar machinery and equipment, with adjustments made for:

     1)   conditions at time of inspection
     2)   quantities and desirability
     3)   location
     4)   general appearance
     5)   psychological appeal
     6)   cost of similar or like used and new equipment
     7)   degree of specialization or modification

The balance of forces which affects value for particular types of machinery or pieces of equipment is analyzed by the appraiser and the final value assignment on each item is, in part, a reflection of this analysis.

Machinery and equipment  is  described  and valued as it would be typically advertised and sold. In some instances, an entire line of related machinery is designed to perform a particular function as an integral unit and should justify greater value application as a unit rather than if it was separated out.

It should be understood that the value indicated is not for its replacement in like kind and utility, but rather what the specific equipment observed is worth under the scenario as defined. However, replacement or reproduction cost may be used in the cost approach to arrive at the value indicated for the specific piece. With all things equal, it is possible that an exact piece of equipment, if found, could be obtained for the value indicated under the concept. Comparisons would have to take into account adjustments for exacts such as location, installation, condition, industry, locational economics and possible draw through all "causes and effects" associated with the concept. Realistically, exact comparables are not always possible, therefore, it should be applied to the specific equipment at its location; it is not to be used, nor is it to represented as a valuation that would be applied to replacement or depreciated replacement for insurance purposes. However, the item DESCRIPTION, in most cases, contains the specifics that would be needed for determining replacement in like kind and utility, although values may be different than those indicated by this study.

An appraisal has never  been  considered  the  product of an exact science, although measurements of accuracy may be employed. Determining the reactions of the public to value an asset at a particular point in time is a valuation process based upon history, whereas the actual test of an appraisal value may vary up or down. for this reason, one sale does not necessarily make a comparable. Although equipment may have been observed selling at higher or lower numbers than its appraised value, it is the appraiser's judgment and responsibility to make adjustments in order to maintain a set of circumstances which might be considered average under a particular value concept. For this reason, the total number indicator is the important measurement on a PROPER future test. Typically, the averaging method adjusts for location, condition, time, and other factors. However, it would not simply indicate some high or low recovery for an asset under some particular past sale. The appraiser strives for an average. In a tested sale, one might find that average being exceeded in some cases, yet below the value indicated in others. It is the existence of these variables that requires the use of the averaging method in order to maintain greater accuracy.

                USE AND INTERPRETATION OF COMPUTER PRINTOUT

As  the  enclosed listing is a comprehensive report, certain areas  of  the
print  may  need  clarification.   The  following  example  and  subsequent
explanation should be of assistance.


                         COMPUTER PRINTOUT EXAMPLE
                         -------------------------
                        MB VALUATION APPRAISAL OF:
                   (HYPOTHETICAL EXAMPLE - NOT SUBJECT)

C1 (CODE 1):  LOCATION

C2 (CODE 2):  TYPE

---------------------------------------------------------------------------
ENTRY     C1   C2   QTY  DESCRIPTION                                    FMV

---------------------------------------------------------------------------
301       S1   D1   1    FAN, PEDESTAL                                10.00

308       S1   D1   1    AIR COMPRESSOR, TWIN STAGE,
                         15 HP, TANK MOUNTED                        2600.00

412       S2   D1   1    PALLET TRUCK, 5500 #CAP.                    500.00

513       S2   D1   1    AIR CONDITIONING SYSTEM,
                         CENTRAL HEAT & AIR,
                         *IMPROVEMENTS                                *

617       S2   D1   LOT  TOOLS AND ACCESSORIES, MISC.
                         NOT OTHERWISE LISTED OR
                         CONSIDERED                                  150.00
---------------------------------------------------------------------------

EXPLANATION:

Reading from left to right, note the far left (ENTRY) column contains an ENTRY NUMBER (such as 301) to reference as appraisal item.

Next are code columns if used. Note they are labeled C1 and C2, meaning Code 1 and Code 2. A quick glance to the upper left will reveal that C1 (Code 1) represents LOCATION, and that C2 (Code 2) represents TYPE: therefore, entry number 301, for instance, would be at location S1 and would be categorized as equipment type D1. Codes of this sort are optional, and may not appear on the printout; however, they can be added at a later time.

The codes S1 and D1 may be interpreted by referring to a code directory (not shown) located immediately before the listing. The directory might show, for example, that location S1 is Building A, and that equipment type D1 is drilling equipment. This code directory also shows the pages on which the first set of codes can be found. If codes are used, the end of the computer printout will have a recapitulation, which also references the codes and their descriptions.

It is possible to obtain a printout of all or a portion of the items, sorted by any code, by order of entry (the far left computer generated entry number), ascending or descending values, or by category, which would group the assets alphabetically.

The quantity column (QTY) indicates the count of items listed. When the word "Lot" is used in this column, an itemized count was not made. The term "Lot" considers a group as one and is the same to the computer as the quantity of one. Quantities greater than one are automatically extended.

To the right of quantify (QTY) is the data description which contains a reasonable description of the item listed. the data description may also contain any special noted considerations, explanations or references.

The far right number is the EXTENDED appraisal value for quantities greater than one. If an asterisk (*) is used in the value column, the value is equal to zero. (See Entry No. 513 in the example.) The asterisk (*) is used primarily to reference an explanation found in the item's description when no value is used. In some cases the value, if applicable, could have been considered elsewhere. If the value is actually zero, the number zero is used.

If you have not requested your report to be updated or revised yearly, or at some point in the future, and wish to investigate this service, contact us for both an explanation and a fee quote. In any event, you should receive an update reminder letter and quote in approximately eleven months.

NOTE: The overall conceptual design of this program, dictation methodology for appraisals and input, and procedural applications of this methodology were originated by the principals of MB Valuation Services, Inc. over many years, with continual upgrading of all applications and technology. These procedures, or similar techniques, can be observed used by others within the sales and appraisal profession.

                              CONDITION CODES

---------------------------------------------------------------------------

These are standard condition codes which have been used for years and are generally understood. These codes are defined below for any needed clarification. At the outset, it should be understood that standard condition codes should typically be used for actual rather than assumed conditions. It is for this reason that there should be two forms of condition codes: (1), codes used for actual condition, and (2), codes used for appearance or assumed condition. Through the use of two sets of codes (actual and assumed) there is allowed a better understanding or aid for the following uses:

     1. Justification of value judgment and/or any alterations from average return;
     2.   Testimony or presentation support; future court testimony;
     3.   Indicators of or lack of preventative maintenance;
     4.   Like equipment - different return justification;
     5.   Potential use for residual forecasting;
     6.   Contribution to overall observations (aid to notes);
     7.   Later sale recovery - differences from original study;
     8.   Quicker references than notes for value correlation;
     9.   Better item interpretation by outside users of report;
     10.  Aid to value credibility contained within the report;
     11.  In-house training aid;
     12. Future comparable interpretation (when applied by reporter of actual sales);
     13.  Upward   or   downward   adjustments  in  fine  tuning  the  more
          questionable value application;
     14. Quicker verbal communication to others having an understanding of codes;
     15.  Additional indicator of having completed an on-site inspection;
     16. Component differences on individual entry (see EXAMPLE at the end of this section);
     17.  Support in value controversy within the same concept;
     18. Better interpretation of photographs, drawings, or facsimile reproduction not necessarily representative of subject;
     19.  Special considerations more readily understood;
     20.  Indicator of special effort for client appreciation;
     21.  Aids in future revision to other value concepts or updating.

Below are COMMON CONDITION CODES as should be applied for ACTUAL condition:

     N - New and has not been used

     E - Excellent and in like new condition

     VG - VERY GOOD, excellent condition with no requirement for repairs and usually considered above average, longer time than average before any required maintenance.

     G - GOOD CONDITION, usually considered average to that which would be expected for an item of like age and utility; would require standard continued maintenance.

     F - FAIR CONDITION, generally considered below average but operable; could use repairs or improvement; questionable continued or extended use.

     P - POOR CONDITION, may or may not work and in all likelihood requires maintenance for even the most limited use; needs immediate attention.

     X OR S - SCRAP CONDITION, considered parts only or less and cannot be operated for original intended use; 100% depreciated by physical condition and/or some form of obsolescence.

NOTE: Standard condition codes can be variable such as G-F or F-G. G-F would indicate more good than fair, whereastheh reverse would be more fair than good. Variable condition codes are helpful in averaging in such areas as tires in which many variable conditions placement apply to the item(s) under appraisement.

Following are codes used for ASSUMED derived condition from observation.

NOTE: The codes listed below are commonly referred as bracket codes by those who use them. These codes are SPECIAL CODES that were developed and initiated many years ago by the principal of MB Valuation Services, Inc. and are becoming more widely used after an article on the use of "appearance codes" was previously published in the M&E Newsletter of the American Society of Appraisers.

     [A] = new

     [B] = new or late model appearance, yet obviously used somewhat

     [C] = average condition for age

     [D] = below average but operable

     [E] = below  average;  may or may not work; condition  questionable;
           repairs obviously needed

     [F] = inoperable and undetermined  whether  repairs  will  allow  use;
           usually considered parts and repair doubtful

     [G] = scrap or salvage

     [O] = older - that equipment which would exhibit great difficulty in remarketing due to age; not necessarily to be confused with obsolescence but rather the appearance of age

     [S] = special - a specialized piece of equipment usually proprietary or shop built or having a very narrow or limited market - could be a highly adapted standard piece of equipment

     [Q] = condition questionable

     [L] = late model

In all cases for code applications, there may be some variation of a code in which the appraiser would not wish to use the higher or lower reference. An example of this could be a machine that the appraiser considered average [C], although slightly lower than others observed yet not so low as the indicator for below average [D]. For this reason, an appraiser would use a plus (+) or minus (-); in the above example the indicator would possibly be shown as [C-].

NOTE: The above codes could be used in combination within a bracket or used several times within a description for component indicators, i.e. [SC+] indicates a SPECIAL item just SLIGHTLY ABOVE AVERAGE in condition; [SQD] would mean a SPECIAL piece of equipment that appears BELOW AVERAGE, but operational, however, the appraiser is still QUESTIONING whether the equipment is, in fact, operable. An example of such an item would be a watchband link machine that was in storage, greasy, and there being no way to ascertain whether it was operable when it was placed in storage.

For purposes of clarification, the following is a hypothetical example for using some of the various codes referred to above:

EXAMPLE: FORKLIFT, CLARK, MDL. C500. YS80, S/N Y685-0299-921S, W/DUAL FRONT TIRES, OVERHEAD GUARD, TRIPLEX MAST, PNEU. TIRES, GAS ENGINE, [C]

                           RESEARCH DATA SOURCES

--------------------------------------------------------------------------

MB Data Base


The Last Bid - Trucks & Trailers


Truck Blue Book
Various Truck & Trailer Price Guides